EXHIBIT 99.4

Other Information

Item 1.  Legal Proceedings

The Company is involved in various suits and claims in the normal course of business all of which constitute ordinary, routine litigation incidental to the business.

Item 1A. Risk Factors

The were no material changes from risk factors previously disclosed in Amendment No. 2 to the Company’s Form F-4 filed on May 17, 2007.

Item 2.  Unregistered Sales of Equity Securities and Use of Proceeds

None.

Item 3.  Defaults Upon Senior Securities

None.

Item 4.  Submission of Matters to a Vote of Security Holders

None.

Item 5.  Other Information

None

Item 6.  Exhibits

None